EXHIBIT 10(j)(4)

Mr. Carl English
4565 Springbrook Road
Jackson, MI 49201

June 4, 2004

Dear Carl:

I look forward to your joining the executive team at American Electric Power as our President - AEP Utilities. Your office will be located in Columbus, you will have responsibility for AEP’s operating companies in eleven states and you will report directly to me. I’m hopeful you will be available to join us on Monday, August 2.

Your salary will be $500,000 and will be reviewed annually. You will also receive 30,000 shares of restricted stock units upon hire. The restricted stock units will vest, subject to your continued AEP employment, in one-third increments on the first through the third anniversary of the grant date.

In addition, you will participate in an annual incentive compensation plan with an incentive target of 65% of your base earnings. Actual annual incentive awards may range from 0 to 200% of your incentive target and are generally paid by the middle of March after year-end results are confirmed and awards approved.

You are also eligible to participate in our Long-Term Incentive Plan. This plan currently provides a mix of stock options and performance shares with the awards granted toward the end of the year following approval by the Human Resources Committee of the AEP Board of Directors.

As a key AEP executive you will also be eligible for AEP’s Change-in-Control Agreement. While this agreement is currently being revised due to a recently passed shareholders’ proposal, a confirmation letter and the document will be provided upon revision and approval by the Human Resources Committee of the AEP Board of Directors.

Human Resources will forward a summary of AEP’s executive benefits and Melinda Ackerman, SVP - Human Resources, will be in touch to finalize other details of your employment. In addition to the information provided in the benefits summary, you will receive 25 days of vacation annually with the 2004 vacation prorated based upon your hire date.

Please give us a call should you have any questions.

Sincerely,

/s/   Michael G. Morris

C: Melinda Ackerman

Mr. Carl English
4565 Springbrook Road
Jackson, MI 49201

June 9, 2004

Dear Carl:

To confirm Melinda Ackerman’s discussion with you of this morning, in addition to the provisions of my employment offer to you dated June 4, 2004, we will provide a lump-sum severance payment, less applicable tax withholdings, equal to your annual base salary in effect on the date of your termination if, for any reason other than cause, the company terminates your employment with AEP within three years of your date of hire. Such payment would be conditioned upon your agreement to release AEP from any and all claims involving your employment with or termination from AEP.

Also, in recognition of your prior experience, your cash balance account under the pension plans shall be credited with an amount such that the total credit under these plans (the AEP Retirement Plan and the AEP Excess Benefit Plan) shall be the maximum rate permitted under such plans as amended from time to time (currently 8.5%) on all eligible earnings. Eligible earnings may not currently exceed the greater of $1,000,000 or two times your base rate, annually. All other provisions of the two plans as in effect from time to time shall apply to your participation therein. The specifics of each of the benefit plans will be provided and reviewed with you by the Human Resources staff.

Please feel free to give us a call should you have any additional questions.

Sincerely,

/s/  Michael G. Morris

C: Melinda Ackerman